                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                          General Communication, Inc.
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                                (NAME OF ISSUER)

1.  Class A Common Stock, no par value ("Class A Common Stock")
2.  Class B Common Stock, no par value ("Class B Common Stock")
           --------------------------------------------------------
                          (TITLE OF CLASS OF SECURITIES)

1.  Class A Common Stock:                                     369385 10 9
2.  Class B Common Stock:                                     369385 20 8
           --------------------------------------------------------
                                 (CUSIP NUMBER)

                              Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
           --------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                December 16, 1998
           --------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    CUSIP Nos.

    Class A Common Stock                                     369385 10 9
    Class B Common Stock                                     369385 20 8
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 (1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
     Kim Magness
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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group (See Instructions)             (b)  /X/
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 (3) SEC Use Only

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 (4) Source of Funds (See Instructions)           N/A. SEE Item 3 below.

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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  / /
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 (6) Citizenship or Place of Organization
     U.S.A.
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                  (7) Sole Voting   Class A Common Stock              755,202(1)
Number of Shares      Power         Class B Common Stock              534,544(2)
                  -------------------------------------------------------------
  Beneficially    (8) Shared        Class A Common Stock                       0
                      Voting Power  Class B Common Stock                       0
 Owned by Each    -------------------------------------------------------------
                  (9) Sole          Class A Common Stock              379,438(1)
Reporting Person      Dispositive   Class B Common Stock              336,104(2)
     With             Power
                  -------------------------------------------------------------
                  (10) Shared       Class A Common Stock              375,764(1)
                       Dispositive  Class B Common Stock              198,440(2)
                       Power
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                   Class A Common Stock              755,202(1)
                                   Class B Common Stock              534,544(2)
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)                                                                / /

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(13) Percent of Class Represented by Amount in Row (11)
        1.7% of Class A Common Stock
        13.2% of Class B Common Stock
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(14) Type of Reporting Person (See Instructions) IN

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(1) Class B Common Stock is convertible at any time on a one-for-one basis into Class A Common Stock. SEE Item 5 below. The numbers of shares of Class A Common Stock shown in rows 7 through 11 above assume that the shares of Class B Common Stock shown in rows 7 through 11 above have been converted into shares of Class A Common Stock.

(2)  SEE Item 5.

ITEM 1.  SECURITY AND ISSUER

    Kim Magness, hereby amends and supplements the statement on Schedule 13D (the "Statement") with respect to the following shares of stock of General Communication, Inc. beneficially owned by Kim Magness:

    (1) General Communication, Inc. Class A Common Stock, no par value ("Class A Common Stock"); and

    (2) General Communication, Inc. Class B Common Stock, no par value ("Class B Common Stock").

    The issuer of the Class A Common Stock and Class B Common Stock (collectively, the "Company Securities ) is General Communication, Inc. (the "Company") whose principal executive offices are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Item 3 of the Statement is hereby amended and supplemented by adding the following:

    On December 16, 1998, the Estate of Betsy Magness (the "Betsy Magness Estate") distributed, pursuant to the Last Will and Testament of Betsy Magness, its 100% membership interest in Magness Securities, LLC ("Magness LLC"), 50% to Kim Magness and 50% to Gary Magness, as the beneficiaries entitled thereto. Magness LLC directly holds 177,324 shares of Class A Common Stock and 198,440 shares of Class B Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

    Item 4 of the Statement is hereby amended and supplemented by adding the following:

    On December 16, 1998, the Betsy Magness Estate distributed, pursuant to the Last Will and Testament of Betsy Magness, its 100% membership interest in Magness LLC, 50% to Kim Magness and 50% to Gary Magness, as the beneficiaries entitled thereto. The Betsy Magness Estate does not hold any shares of Class A Common Stock or Class B Common Stock as to which there is sole or shared power to vote or dispose of shares.

    Kim Magness, as the manager of Magness LLC, has sole power to vote and shared power to dispose of the securities directly held by Magness LLC. Pursuant to an oral agreement between Kim Magness and Gary Magness, Kim Magness may dispose of Magness LLC's securities provided that Gary Magness has the right to veto any proposed disposition of a material amount of the securities directly held by Magness LLC. Therefore, Kim Magness possesses the sole power to vote the 177,324 shares of Class A Common Stock and 198,440 shares of Class B Common Stock held directly by Magness LLC, and Kim Magness, together with Gary Magness, possess shared power to direct the disposition of the 177,324 shares of Class A Common Stock and 198,440 shares of Class B Common Stock held directly by Magness LLC.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    Item 5(a) of the Statement is hereby deleted in its entirety and replaced with the following:

    (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:

                         AMOUNT AND NATURE OF      PERCENT OF           TOTAL
TITLE OF CLASS           BENEFICIAL OWNERSHIP     CLASS POWER(1)     VOTING POWER(1)
--------------           --------------------     --------------     ---------------
                                                                           7.1%
Class A Common Stock      755,202(2)(3)(4)              1.7%
Class B Common Stock      534,544(2)(3)(4)             13.2%

(1) Based on 45,648,021 shares of Class A Common Stock and 4,062,460 shares of Class B Common Stock outstanding on October 31, 1998.

(2) Class B Common Stock is convertible at any time on a one-for-one basis into Class A Common Stock. The number of shares of Class A Common Stock shown in this Item 5 assume that the shares of Class B Common Stock have been fully converted into shares of Class A Common Stock.

     In addition, each share of Class B Common Stock is entitled to 10 votes per share and each share of Class A Common Stock is entitled to one vote per share. Accordingly, when these classes of stock are aggregated, Kim Magness may be deemed to currently beneficially own voting equity securities representing approximately 7.1% of the voting power with respect to a general election of directors of the Company.

(3) On December 16, 1998, the Betsy Magness Estate distributed, pursuant to the Last Will and Testament of Betsy Magness, its 100% membership interest in Magness LLC, 50% to Kim Magness and 50% to Gary Magness, as the beneficiaries entitled thereto. Accordingly, as manager of and a holder of a 50% membership interest in Magness LLC, the following shares beneficially owned by the Magness LLC are reflected in full in Kim Magness' share information: (i) 375,764 shares of Class A Common Stock and (ii) 198,440 shares of Class B Common Stock. The foregoing share numbers assume the conversion in full of all Class B Common Stock into Class A Common Stock. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of Class B Common Stock into shares of Class A Common Stock.

(4) Kim Magness is the sole trustee and primary current beneficiary of the Kim Magness Trust. Accordingly, the following shares beneficially owned by the Kim Magness Trust are reflected in full in Kim Magness' share information (i) 348,638 shares of the Class A Common Stock, and (ii) 310,304 shares of the Class B Common Stock. The foregoing share numbers assume the conversion in full of the shares of Class B Common Stock into shares of Class A Common Stock. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of the shares of Class B Common Stock into shares of Class A Common Stock.

    Item 5(b) of the Statement is hereby deleted in its entirety and replaced with the following:

    (b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power to vote or dispose of the shares:

                                                Sole Voting     Shared Voting
       Class of Security                          Power             Power
       -----------------                        ----------      ------------
Class A Common Stock                              755,202             0
Class B Common Stock                              534,544             0

                                                    Sole           Shared
                                                Dispositive      Dispositive
       Class of Security                           Power           Power(1)
       -----------------                        -----------     ------------
Class A Common Stock                               379,438         375,764
Class B Common Stock                               336,104         198,440

(1) Pursuant to an oral agreement with Gary Magness, Kim Magness shares dispositive power over the securities held by Magness LLC with Gary Magness. See Item 6 below.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Item 6 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

    Kim Magness, as the manager of Magness LLC, has sole power to vote and shared power to dispose of the securities directly held by Magness LLC. Pursuant to an oral agreement between Kim Magness and Gary Magness, Kim Magness may dispose of Magness LLC's securities provided that Gary Magness has the right to veto any proposed disposition of a material amount of the securities directly held by Magness LLC. Therefore, Kim Magness possesses the sole power to vote the 177,324 shares of Class A Common Stock and 198,440 shares of Class B Common Stock held directly by Magness LLC, and Kim Magness, together with Gary Magness, possess shared power to direct the disposition of the 177,324 shares of Class A Common Stock and 198,440 shares of Class B Common Stock held directly by Magness LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 13, 1999


/s/ Kim Magness
-----------------------------
Kim Magness